NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

P.E. 12-12-2007

DIVISION OF
CORPORATION FINANCE



07085563

December 28, 2007

Kristofer K. Spreen
Calfee, Halter & Griswold LLP
Attorneys at Law
1400 KeyBank Center
800 Superior Avenue
Cleveland, OH 44114-2688

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/28/2007

Re: LNB Bancorp, Inc.
Incoming letter dated December 12, 2007

Dear Mr. Spreen:

This is in response to your letter dated December 12, 2007 concerning the submission to LNB Bancorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227



RECEIVED

2007 DEC 13 PM 3:55

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Calfee, Halter & Griswold LLP
Attorneys at Law

1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 **Phone**
216.241.0816 **Fax**
www.calfee.com

kspreen@calfee.com
216.622.8826 **Direct**

December 12, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: LNB Bancorp, Inc. - Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of LNB Bancorp, Inc. (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On September 24, 2007, the Company received a shareholder proposal from Mr. Gerald R. Armstrong ("Mr. Armstrong" or the "Proponent") in a submission dated September 20, 2007 (the "Proposal"). It is not clear to the Company, based on the content of the Proponent's submission, whether he intended the Proposal to be included in the Company's form of proxy in connection with its 2008 annual meeting of shareholders. However, assuming the Proponent so intended, the Company believes that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not prove its eligibility to submit the Proposal under Rule 14a-8(b).

The Company intends to exclude the Proposal from the Company's proxy materials relating to its 2008 annual meeting of shareholders pursuant to Rules 14a-8(b) and 14a-8(f)(1) since the Proponent has not responded to the Company's timely request for verification of the Proponent's eligibility. The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company excludes the Proposal.

In accordance with Rule 14a-8(j), this correspondence is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2008 proxy materials with the Commission.

Pursuant to Rule 14a-8(j), please find enclosed six copies of each of the following: (i) the Company's correspondence to the Commission, dated December 12, 2007; (ii) the Proposal, dated September 20, 2007, attached hereto as Exhibit A; and (iii) the Company's correspondence delivered to the Proponent pursuant to Rule 14a-8(f)(1), dated October 3, 2007, complete with delivery confirmation, attached hereto as Exhibit B. A copy of this submission is being sent simultaneously to the Proponent.

The Proposal May Be Properly Excluded under Rules 14a-8(b) and 14a-8(f)

A. *The Proposal fails to comply with Rule 14a-8(b).*

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to comply with the eligibility or procedural requirements set forth in Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required 14-day period. Rule 14a-8(b)(1) states:

> *In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.*

And Rule 14a-8(b)(2) states:

> *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:*
>
> > *a. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.*

> *b. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.*

Based on the Company's records, the Proponent was a registered holder of 69 shares of the Company's common stock on the date that the Proponent submitted the Proposal, which on such date had a market value of less than $2,000 and constituted less than 1% of the Company's securities that would be entitled to be voted on the Proposal at the Company's annual meeting.

In light of the fact that, according to the Company's records, the Proponent is a registered holder of less than the requisite share ownership set forth in Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the Proponent must prove his eligibility to the Company in one of the two ways specified in Rule 14a-8(b)(2). The Proposal did not contain evidence demonstrating that the Proponent holds any shares of the Company's common stock in addition to those appearing in the Company's records and, thus, the Proposal failed to include proof of the requisite share ownership set forth in Rule 14a-8(b)(1). See Exhibit A.

B. The Company timely notified the Proponent of the deficiencies and he failed to respond.

Within 14 days of receipt of the Proposal, in accordance with Rule 14a-8(f), the Company sent a letter to the Proponent via certified mail notifying him of the above described deficiencies. See Exhibit B. In its letter, the Company informed the Proponent of the requirements of Rule 14a-8(b) and invited him to submit a revised submission that complied with Rule 14a-8(b). The Company's letter clearly explained the requirement of Rule 14a-8(b) and the requirement that a conforming response had to be postmarked or submitted electronically within 14 days of receipt of the Company's notice. The Company received confirmation that its letter was delivered on October 5, 2007. See Exhibit B. To date, the Company has received no response from the Proponent and the allotted 14 days have long since passed.

C. The Proposal does not comply with eligibility requirements.

The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not prove its eligibility to submit the Proposal under Rule 14a-8(b). The Company satisfied its notification obligations under Rule 14a-8(f) in its October 3, 2007 letter to the Proponent, and the Proponent failed to respond.

On numerous occasions, the Staff has concurred with a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of its eligibility pursuant to Rules 14a-8(b) and 14a-8(f)(1). See e.g., Nortel Networks Corporation (March 1, 2007)) (Staff concurred in the omission of the proposal because the proponent appeared not to have responded to Nortel's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); See also, H.J. Heinz Company (May 23, 2006) (same as above); General Motors Corporation (March 31, 2006) (concurring that there was a basis for exclusion because of proponent's failure to supply, within 14 days of GM's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)); and Nabors Industries Ltd. (March 8, 2005) (same as above).

Despite timely notice and an opportunity to cure, the Proposal does not comply with the eligibility and procedural requirements set forth in Rule 14a-8(b). Accordingly, the Company respectfully requests that you concur with its view that, in accordance with Rule 14a-8(j), it may properly exclude the Proposal from the Company's proxy materials in connection with its 2008 annual meeting of shareholders. Your confirmation that the Staff will not recommend enforcement if the Proposal is omitted from such proxy materials is respectfully requested. Should you disagree with the Company's position, we would appreciate the opportunity to confer with you concerning these matters prior to the issuance of your response.

Should you have any questions regarding this matter or require additional information, please contact me directly at (216) 622-8826. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy and returning it to my attention in the enclosed envelope.

Very truly yours,



Kristofer K. Spreen

Exhibit A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
September 20, 2007

Governance Committee of the
Board of Directors
LNB BANCORP, INC.
457 Broadway
Lorain, Ohio 44052

Greetings

As a shareholder, I am requesting the attention of the Board of Directors and its Governance Committee to an issue of governance I deem to be important.

Specifically, I believe that all directors should be elected annually rather than being elected for three-year terms.

I have taken this position in other corporations where I am a shareholder and have presented a resolution in their proxy statements to be voted upon by all shareholders in the annual meeting. Sometimes, it has been voluntarily adopted by the board of directors and other times it is presented at the meeting and voted upon favorably by shareholders. U. S. Bancorp, Associated Banc-Corp, Piper Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Illsley Corporation, and Wintrust Financial, Inc. are among the corporations which now elect all directors annually because of my efforts.

During 2007, my proposals for this at KeyCorp passed with 63% of the vote and at UCBH Holdings, Inc., it had a remarkable 89% of the vote! There is strong support of the proposal from institutional owners and organizations like Institutional Shareholder Services.

I believe the election of directors is the strongest way that shareholders can influence the directors of any corporation. Currently, our board is divided into three classes with each class serving staggered three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interests of shareholders because it reduces accountability and is an unnecessary take-over defense.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), reviewed the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors elections) and firm value. This is also documented in many other sources which studied the issue.

I regard as unfounded the concern expressed by some that annual elections for all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

Please let me know your decision on this so that, if necessary, I may present the shareholder proposal at the proper time.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Exhibit B



October 3, 2007

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Dear Mr. Armstrong:

We are writing to acknowledge our receipt on September 24, 2007 of your letter dated September 20, 2007 addressed to the Governance Committee of the Board of Directors of LNB Bancorp, Inc. (the "Company"), and to confirm that your letter has been forwarded to the members of the Governance Committee. The Committee members have asked that we inform you that they intend to review and discuss the matters raised in your letter at their next regularly scheduled meeting in mid-October. Following the meeting, the Committee will respond directly to you in writing.

We have reviewed your letter and note that, in our view, it is unclear as to whether the letter is intended to serve as a shareholder proposal that is to be included in the Company's form of proxy in connection with its 2008 annual meeting of shareholders. If your letter is intended to be a shareholder proposal, we wish to notify you that the Company intends to exclude the proposal from its form of proxy on the basis that the eligibility requirements set forth in Rule 14a-8(b) under Regulation 14A of the Securities Exchange Act of 1934, as amended, have not been satisfied in connection with the proposal.

Rule 14a-8(b) provides that, in order to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one year by the date the shareholder submits the proposal. According to the records of the transfer agent for the Company's common shares, you were the registered holder of 69 common shares of the Company as of the date of your letter, which, based on the number of common shares outstanding and the closing market price per common share as of that date, is less than the minimum $2,000 in market value, or 1%, of the Company's common shares required for eligibility under Rule 14a-8(b).

If you believe that you are eligible to submit a shareholder proposal for inclusion in the Company's proxy statement, you must demonstrate your eligibility to the Company in accordance with the procedures set forth in Rule 14a-8(b)(2). Please note that if you wish to respond to this letter in order to correct the deficiencies in your proposal as described herein, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

Very truly yours,

LNB BANCORP, INC.



Terry M. White
Chief Operating Officer

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

GERALD R. ARMSTRONG
820 SIXTEENTH ST. NO. 705
DENVER, COLORADO 80202 - 3227

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☑ Addressee

B. Received by (Printed Name)

C. Date of Delivery 10-5-07

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☒ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7004 1350 0003 2945 8067

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: LNB Bancorp, Inc.
Incoming letter dated December 12, 2007

The submission relates to annual elections of directors.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To the extent that the submission involves a rule 14a-8 issue, we note that, to date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that LNB Bancorp failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in LNB Bancorp's request for additional information from the proponent. Accordingly, unless the proponent provides LNB Bancorp with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if LNB Bancorp omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Greg Belliston
Special Counsel

END